438 East Katella Ave, Suite 217
Elephant Talk                                    Orange, California 92867
   Communications, Inc.                          Tel: (714) 288 1570
              OTC: ETLK                          Fax: (714) 288 2045




June 28, 2005

Via fax: (202) 772-9205
-----------------------

Mr. Dave Walz
United States Securities and Exchange Commission
450 Fifth Street, N. W.
Washington, D.C. 20549

         Re:     Elephant Talk Communications, Inc.
                 Form 10-K for the fiscal year ended December 31, 2004 Filed April 1, 2005
                 File No. 0-30061

Dear Mr. Walz:

We received your correspondence dated June 20, 2005 requesting additional information or explanations to certain items contained in the above referenced filing.

Attached please find the Company's responses to your queries. Please let me know if you need any further clarifications.

Sincerely,



Manu Ohri
Chief Financial Officer

Attachments

Response to June 20, 2005 Comment Letter

General

Comment 1
---------

The Company acknowledges that

   o the Company is responsible for the adequacy and accuracy of the disclosures in the filings;
   o the SEC staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings;
   o the Company may not assert staff comments as a defense in any proceeding initiated by the commission or any person under the federal securities laws of the United States.

Comment 2
---------

Our Chief Executive Officer, President, and Chief Financial Officer (the "Certifying Officers") are responsible for establishing and maintaining disclosure controls and procedures for the Company. The Certifying Officers have designed such disclosure controls and procedures to ensure that material information is made known to them, particularly during the period in which this report was prepared. The Certifying Officers have evaluated the effectiveness of the Company's disclosure controls and procedures were as of the end of the period covered by the filing of this report, and believe that the Company's disclosure controls and procedures are effective in ensuring that information required to be disclosed is accumulated and communicated to management including our CEO and CFO to allow timely decisions regarding required disclosures. There have been no changes in Company's internal control over financial reporting, that occurred during the fiscal year that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting.

The Company agrees to comply with the above provisions in our future periodic reports.

Comment 3
---------

During the fiscal year ended December 31, 2003, the Company provided an allowance for bad debts of $400,000 against the amount receivable from an entity for which the Company had guaranteed the debt payable to a bank. The entity was in default in making monthly loan payments. Therefore, the Company reserved the entire amount of loan as uncollectible for the year ended December 31, 2003.

The Company recorded $0 in provision for bad debts for the period ended December 31, 2004. Upon review of our statement of cash flows for the year ended December 31, 2004, we discovered that the Company made an error in properly stating a change in operating liabilities in its cash flows from operating activities. The

Company stated on the cash flow statement that it recorded $500,000 in provision for bad debts whereas it should have been reflected as a change in operating liabilities in cash overdraft. Attached please review a revised Consolidated Statement of Cash Flows for the year ended December 31, 2004. The Company believes that this will not have a material affect on its financial statements for the year ended December 31, 2004.


Comment No. 4
-------------

The Company records its revenues and cost of revenues in the gross amounts billed to its customers in accordance with EITF Issue No. 99-19 due to the following:

   o   The Company is the primary obligor in the transaction

   o   The Company has the ability to establish selling price to its customers

   o The Company uses several carriers to fulfill its transactions to its customers

   o The Company determines the amount of time sold and the price of those transactions.


The Company derives its revenues from the sale of minutes of calling time via sale of its prepaid calling cards. Revenue is deferred upon activation of the calling cards and is recognized as the prepaid calling card balances are reduced based upon minute usage, imposition of administrative fees, or no further obligations exist with respect to a calling card.

Deferred revenues represent amounts received from its customers for the unused minutes of the prepaid calling cards sold to its customers since the Company recognizes revenues only on the usage of the minutes.


Comment No. 5
-------------

We agree to improve our disclosure to make it further clear the relationship between the note payable by the Company and the notes payable that are guaranteed by the Company.


Comment No. 6
-------------

During 2003, the Company obtained three installment loans amounting to $808,975 and recorded them as Notes payable upon obtaining the funding from the bank. The Company recorded the debit to "Bank account" when cash received by the Company from the bank. The Company recorded a debit to "Due from related parties" when the funds obtained by related parties were guaranteed by the Company with an offsetting credit to Note Payable. As of December 31, 2004, the Company had a balance payable to the bank in the amount of $626,566 against the three installment notes that was guaranteed by the Company and the three shareholders.